ITEM 77E - LEGAL PROCEEDINGS
Since October 2003, Federated and related entities
 (collectively, "Federated"), and various
Federated funds ("Funds"), have been named as defe ndants in several class action lawsuits now pending in the United States District Court for th e District of Maryland. The lawsuits were purportedly filed on behalf of people who purchased
, owned and/or redeemed shares of
Federated-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Federat ed engaged in illegal and improper trading practices including market timing and late trading i n concert with certain institutional traders, which allegedly caused financial injury to the mutua l fund shareholders. These lawsuits began to be filed shortly after Federated's first public anno uncement that it had received requests for information on shareholder trading activities in the
 Funds from the SEC, the Office of the New
York State Attorney General ("NYAG"), and other auth orities. In that regard, on November 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against three
Federated subsidiaries involving undisclosed market t iming arrangements and late trading. The
SEC made findings: that Federated Investment Manageme nt Company ("FIMC"), an SEC-registered investment adviser to various Funds, and F ederated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds
, violated provisions of the Investment
Advisers Act and Investment Company Act by approving, but not disclosing, three market timing arrangements, or the associated conflict of interest b etween FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated
Shareholder Services Company, formerly an SEC-register ed transfer agent, failed to prevent a customer and a Federated employee from late trading in violation of provisions of the Investment
Company Act. The NYAG found that such conduct violated
 provisions of New York State law.
Federated entered into the settlements without admittin g or denying the regulators' findings. As
Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant. As p art of these settlements, Federated agreed to pay disgorgement and a civil money penalty i n the aggregate amount of an additional
$72 million and, among other things, agreed that it wou ld not serve as investment adviser to any registered investment company unless (i) at least 75% o f the fund's directors are independent of Federated, (ii) the chairman of each such fund is inde pendent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unle ss approved by a majority of the independent trustees of the fund or committee, respecti vely, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and i s responsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The sett lements are described in Federated's announcement which, along with previous press releases a nd related communications on those matters, is available in the "About Us" section of Fede rated's website at FederatedInvestors.com.
Federated entities have also been named as defendants i n several additional lawsuits that are now pending in the United States District Court for the
 Western District of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickste in Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two para graphs. Federated and the Funds, and their respective counsel, have been defending this litig ation, and none of the Funds remains a defendant in any of the lawsuits (though some could pote ntially receive any recoveries as nominal defendants). Additional lawsuits based upon simi lar allegations may be filed in the future.
The potential impact of these lawsuits, all of which see k unquantified damages, attorneys' fees, and expenses, and future potential similar suits is unce rtain. Although we do not believe that these lawsuits will have a material adverse effect on the
 Funds, there can be no assurance that
these suits, ongoing adverse publicity and/or other devel opments resulting from the regulatory investigations will not result in increased Fund redempti ons, reduced sales of Fund shares, or other adverse consequences for the Funds.